New Green Technologies, Inc. 334 S. Hyde Park Ave. Tampa, Florida 33606 Telephone (727) 451-6565

January 29, 2010

Securities and Exchange Commission
Division of Corporate Finance
Ms. Jennifer Thompson
Branch Chief
Mail Stop 3561
Washington, D.C. 20549-0404

Re:
Renewable Energy Resources, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Filed October 30, 2008

New Green Technologies, Inc.
Form 10-K for fiscal year Ended December 31, 2008
Filed May 11, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 20, 2009
Form 10-Q for the Quarterly Periods Ended June 30, 2008 and September 30, 2008
Filed August 13, 2008 and November 19, 2008

File No. 0-29743

Dear Ms. Thompson,

Responses to your comments are provided below.

Form 10-KSB for year ended December 31, 2007

1.
With respect to the $200,000:   In May of 2006 a check payment of $200,000 was received from GA Energy LLC as partial payment for a license to use the CAVD technology in several States. Internal Hydro was in the process of obtaining from a third non related party the World wide License.  When the $200,000 was received it was immediately taken to the bank and converted to a cashier’s check for the benefit of the Ultimate License owner as partial payment for the Worldwide License.

The Company did not record either transaction because it was not deposited into the Company bank account, but as noted above, converted to a cashier’s check.  Had the company recorded the transactions, the initial transactions would have been to debit cash for $200,000 and credit liabilities “deposit” for $200,000.  It would have been treated as a deposit since it was only partial payment   The second transaction would have been to credit cash for $200,000 and debit to License “CAVD” .  On April 23, 2008 a law suit was filed against the company to recover the $200,000.  At this time the omission of 2006 was recognized.  It was also at this time that, negotiations to obtain the Worldwide License for the CAVD technology from the third party was drew to a close.

On the balance sheet there would have been no impact on cash and offsetting asset and liability.

The financial statements of 2007 were not understood to be misstated at the time of issuance. Consequently internal controls were viewed as effective.

2.	In Note 13, Subsequent Events in the March 31, 2008 Form 10 Q we recorded the transaction described in 1 above. This transaction is the same as that described in item 4T.

Form 10Q for the periods Ended June 30, 2008 and September 30, 2008

Item 4T Controls and Procedures, pages 20 and 21

3.	Forms 10Q for March 31, 2008, June 30, 2008 and September 30, 2008 filings. Item 4T Controls and Procedures.

•	Given the time that has elapsed and that for the periods covered which include when the omission was discovered controls have been effective.
•	We believe the statement in the 10Q for March 30, 2008 addressed that point and is reflected in subsequent filings.
•	We will do this going forward.
•	We propose doing this going forward in line with our earlier request to not have to file amended reports.

Form 10K for the Year ended December 31, 2008

Financial Statements, page F-1

Balance Sheets, page F-3

4.	Accounts Payables and Accrued Liabilities will provide a breakdown and or narrative description in the footnotes.

5.	We will provide the footnote to the financial statements in the future.

6.
At the time the lawsuit was filed the Company was still attempting to obtain the Worldwide CAVD technology License to allow it to complete its license to GA Energy LLC.  The payment from GA Energy was made in May of 2006.  We agree that the venue did not negate the liability and it remains on the Balance Sheet.

As of the end of the period of this report, our principal executive and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Acting Chief Executive Officer and Acting Principal Financial Officer. Based on that evaluation, our Acting Chief Executive Officer and Acting Principal Financial Officer concluded that our earlier disclosure controls and procedures were not effective in timely alerting them to information required to be included in the Company’s periodic reports to the Securities and Exchange Commission, which resulted in a misstatement of both assets and liabilities of $200,000. In light of this event, management has put additional controls in place regarding cash receipts and disbursements. During the first fiscal quarter, there were changes in our internal control over financial reporting that will materially affect and likely to materially affect our internal control over financial reporting.

7.
The Allocation between fixed assets and technology associated with the Purchase of the CAVD  and PLASMA/BORS technologies and equipment was done using the estimated cost to build the equipment for each of the purchases after all the trial and errors of development, with the balance being assigned to the technology.

While this methodology is simple, is was considered a realistic approach given other alternatives.

8.
The licensing fees is that portion of the purchase price in total that was allocated to technology as discussed in item 7 above.  The terminology is poor and will be changed to Technology (CAVD or PLASMA/BORS) as the case may be for greater clarity.

9.
The Company has three intangible asset classes:

a) The Company Name,
b) The CAVD Technology
c)  PLASMA/BORS Technology.  As of the most recent report filing the company believes there is no reason to reduce the value of these assets.  We will in future filings include a footnote addressing paragraph 45 of SFAS 142.

10.
Per Paragraph 11 SFAS 142 at this time there are no legal, regulatory, contractual, competitive,    economic, or other factors which would limit the useful lives of the Company’s Intangible assets and are therefore considered to have an indefinite life.

Note 3 - Related Party Transactions, Page F-9

11.
The loan from Mr. Baker is in the form of a five year note which has an option for Mr. Baker to request a twenty percent repayment on each anniversary.  Mr. Baker has declined to exercise that option and has indicated he intends to continue the practice. We will in the future classify twenty percent as a current liability and the remainder long term.  The other parties have in the past verbally indicated that they would not ask for repayment until the Company had the financial means.  In August of 2009 a third party agreed to satisfy what was owed to Messrs.  Huffman and Thomas, the Directors in exchange for common share of the Company and in the case of James Thomas a Promissory Note for a portion owed him.  In future filing we will be more formal in recognizing liabilities,

Note 9   Commitments and Contingences, page F-11

12.
In 2004 when the Company then known as Televoice Communication merged with Home Services International Inc., Debts were allegedly owed to Home Services international vendors.  Home Services chose to pay the vendors by issuing common shares but failed to provide any supporting detail to support issuances.  Since no records were turned over to the Company to allow verification, the shares which had been issued in 2004 were held in escrow. In 2008 it was determined with the advice of legal council that the most cost effective solution was to mail the certificates certified mail to the last known address.  Those certificates returned to the Company would be turned over to the state of Florida as abandoned property.

Item 9A(T) Controls Procedures, page 13

13.
We propose to use the statement “The Company’s Chief Executive Officer and Acting Principle Financial Officer concluded that our disclosure controls and procedures were effective as off December 31, 2008.”  We would request that we not be required to reissues our passed filings and make the changes going forward.

14.
We will in future filing properly distinguish between internal controls and controls and procedures.  The internal controls and procedures implemented now incorporate multiple individuals with distinct responsibilities.

15.	We will comply with the disclosure requirement in future filings.

Management Report on Internal Controls Over Financial Reporting, page13

16.
The basis of our conclusion that the effectiveness of our internal controls over financial reporting is the result of our evaluation of internal control over financial reporting using the COSO framework.

17.	We propose and ask approval to implement and change going forward. With our filing of the 10K for 2009.

18.	There were no changes implemented in the fourth quarter.

Exhibit 31.1

19.	In future filings we will include the individual’s title at the end of the certificate.

Form 10-Q for the period Ended March 31, 2009

Item 4T. Controls and Procedures, page 20

20.	In the future we do not intend to include in Form 10-Q Controls and Procedures disclosure.

Conclusions, page 21

Item 4T.  Controls and Procedures, pages 20 and 21.

21.	We will revise future filing to remove this paragraph.

22.	This is to confirm that there were no changes to the internal controls over financial reporting.

23.	We will revise future filing so the certificate reads according to Item 601(b)(31) of Regulation S-K

Form 10-Q for the period Ended June 30, 2009

24.	The Filing was made on August 13, 2009.

We trust that the above is satisfactory.

Sincerely,

George Ring
Chief Executive Officer and Acting Principal Financial Officer